Filed pursuant to Rule 497
File No. 333-276455
Rule 482ad

EAGLE POINT INSTITUTIONAL INCOME FUND APPROVED TO LIST PREFERRED SHARES ON NEW YORK STOCK EXCHANGE

GREENWICH, Conn. – October 15, 2024 – Eagle Point Institutional Income Fund (the "Fund") is pleased to announce that the Fund's 8.125% Series A Term Preferred Shares of beneficial interest due 2029 (the "Preferred Shares") have been approved for listing and trading on the New York Stock Exchange ("NYSE"). The Fund expects its Preferred Shares to commence trading on the NYSE on October 18, 2024 under the ticker symbol "EIIA".

ABOUT EAGLE POINT INSTITUTIONAL INCOME FUND

The Fund is a non-diversified closed-end management investment company. The Fund's primary investment objective is to generate high current income, with a secondary objective to generate capital appreciation, by investing primarily in equity and junior debt tranches of collateralized loan obligations. The Fund is externally managed and advised by Eagle Point Credit Management LLC. The Fund's common shares of beneficial interest are not listed on any securities exchange.

FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this press release may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described in the prospectus and the Fund's other filings with the SEC. The Fund undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this press release.

Source: Eagle Point Institutional Income Fund
Investor Relations:
203-340-8560
EPIIF@EaglePointCredit.com
www.epiif.com

32125040